December 4, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Chanda DeLong, Staff Attorney

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Ms. DeLong:

On behalf of Audience Productions, a Washington corporation (the “Company” or “API”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement on Form S-1 as transmitted to the Company by letter dated November 16, 2009. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. The Company has filed today with the Commission Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 1 and to the form of prospectus included therein.

General

1.	Please consider the financial statement update requirements of Rule 8-08 of Regulation S-X prior to filing an amendment to your registration statement.

We note your comment and will update our financial statements in accordance with Rule 8-08 of Regulation S-X.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us, on a supplemental basis, with mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

We do not have any additional materials at this time, but will provide them to the Staff if and when we do.

3.	We urge you to revise your registration statement to substantially reduce the number of defined terms.

The use of defined terms has been limited to the extent practicable. We have also provided a glossary, included as an appendix to the prospectus, to serve as a readily accessible guide for the limited number of defined terms that we have used.

4.	Please provide us with a legal analysis as to how shares purchased will be considered to have been fully paid when a credit card with a revolving account is used. Please address, for example, the issue that a purchaser using a credit card may carry a balance on his account after purchasing the shares.

The Series A Preferred Shares will be validly issued, fully paid and non-assessable after being paid for via a credit card transaction because API’s Board of Directors has (i) duly authorized the Series A Preferred Shares, (ii) approved the sale of 800,000 Series A Preferred Shares via a public offering, and (iii) approved credit card transactions as valid consideration for the payment of the Series A Preferred Shares (in accordance with RCW 23B.06.210(3) of the Washington Business Corporation Act). Furthermore, the Series A Preferred Shares have no par value. Therefore, once a purchaser completes a credit card transaction to acquire Series A Preferred Shares, then such shares will be validly issued, fully paid, and non-assessable under Washington law.

Securities purchased via credit card will be fully paid because (i) API receives payment immediately following purchase transactions, (ii) API does not extend credit to purchasers, (iii) payments made to API cannot be rescinded, and (iv) purchases made via credit card, as to lenders, are unsecured and non-recourse. The source of the funds used to purchase shares with credit or debit cards is irrelevant, since API receives payment in full, purchasers receive their shares, and neither can be undone by a third party.

Lastly, we call the Staff’s attention to an April 16, 1997 common stock offering for Directional Robotics, Inc., Registration No. 33-2356-LA. The Staff ultimately declared this offering effective, including the use of credit cards for purchases of the company’s common stock.

5.	With your next amendment, please provide us with any screen shots of any internet pages you are anticipating using in connection with the distribution of your securities.

We have provided the Staff with the screen shots of all internet pages as requested.

Front of Registration Statement

6.	It appears that Rule 415 applies to your offering. Please check the applicable box on the front of your registration statement or advise as to why this is not necessary.

Rule 415 (a)(1)(i) states that in order to register securities for an offering on a delayed or continuous basis the registration statement must pertain to securities which are to be offered or sold solely by persons other than the registrant. Since API is the registrant and is selling the securities, it would appear that Rule 415 does not apply.

Page 2 / 11

Prospectus Cover Page

7.	Please provide a cross-reference to the “Risk Factors” section of your filing and highlight this cross-reference in prominent type or another manner.

The cross reference has been added as requested.

8.	Please clarify the apparent “best efforts”, self-underwritten nature of your offering or advise.

The clarification of the “best efforts” and self underwritten nature of our offering has been made accordingly

9.	Please revise to include a date when your offering will end.

The Staff’s comment presumes that we know the date that the offering will commence. Since we do not know that date, we revised the section to state that the offering will commence upon the date that the registration statement is declared effective and end 360 days later.

10.	Please revise your cover page to include only that information required by Item 501(b) of regulation S-K. For instance, delete the references to the exhibit numbers and the paragraph related to plain English disclosure. The subject to completion legend need not appear twice.

We have substantially revised our cover page to include only the information required by Item 501(b) of regulation S-K.

11.	Please tell us the time frame for promptly returning funds to investors if all shares are not sold within the offering period.

The registration statement has been revised to reflect that the time frame for returning funds has been changed from “promptly” to “within five business days.”

Prospectus Summary, page 1

General

12.	In one of the opening paragraphs, please disclose that your auditors have issued a going concern opinion.

The section has been revised accordingly to reflect our auditor’s going concern opinion.

13.	The cross-referenced page number of your “Risk Factors” appears to be incorrect. Please revise.

The revision has been made.

Page 3 / 11

14.	Please briefly disclose the differences between common and preferred shares and the different shareholder rights associated with each.

We have revised the section to briefly disclose the differences between the common and preferred shareholder rights.

15.	Please disclose in one of your opening paragraphs that the preferred shares are not transferrable and that the only way investors will realize a return on their investment is through “cash distributions”, which you have no obligation to pay.

We have made the disclosures as directed. Furthermore, we have clarified what happens with cash once (if) the film is sold by defining “Distributable Cash.”

Suitability Standards, page 1

16.	Please move this section to a more appropriate place in your filing, as the summary section should serve as an overview of the most important aspects of your offering.

The section has been moved as requested.

17.	Please revise the “Suitability Standards” section to briefly explain what you mean by suitability standards. Please also include the address of API’s website.

We have revised this section to include API’s website. Suitability standards, with respect to this registration statement, are those state specific restrictions placed on the types of investors that are permitted to invest in this offering. Such restrictions deal with income, asset, or maximum dollar investment limitations. Once we know exactly in which states we are going to offer the securities, the registration statement will be revised to reflect those state specific suitability requirements.

Audience Productions, Inc., page 1

18.	Please disclose your assets, current net losses, and revenues since inception.

The information that you ask us to disclose is included in the “Summary Financial Information” paragraph of the “PROSPECTUS SUMMARY” Section. The manner in which we have disclosed this information is in compliance with Item 503(a) of Regulation S-K.

19.	Please clarify here and elsewhere in your filing what you mean by “such interested parties” and “the Film’s assets.”

The statement “such interested parties” has been removed and replaced with “buyer.” We have also removed the term “Film’s assets”, and revised the relevant sections to discuss the value of the Film itself.

Page 4 / 11

20.	We note that in paragraph three you highlight that “the proceeds of the offering may not be sufficient to complete the film.” Please revise to explain why the offering amount is not larger, since this risk, if it comes to pass, would effectively cause investors to lose their investment.

While we have comprised a budget that we believe is appropriate for completion of the film, there is a risk that certain unforeseeable events might occur. If one or more of these events do occur, and the costs exceed the amount set aside in the contingency reserve, the entire production could be at risk. Furthermore, we will endeavor to acquire a completion bond, but can only do so after the project is funded. A completion bond is a common type of insurance that a movie production company can acquire once it has the funds for a project. We included the projected costs for a completion bond in our budget, but there is no guarantee that we will be able to obtain the bond, since that decision is solely up to the bonding company. We have now included disclosures regarding the completion bond throughout the registration statement.

21.	Please tell us, with a view toward disclosure, how it is possible to determine “fair value” for a film which you are unable to sell. In that case, there would be no willing buyer.

While we will make every attempt to sell the film to a willing buyer, one may not exist. Therefore, the value of the film may be subjectively determined by the officers if they desire to make an offer to purchase the film. If the officers ultimately desire to make an offer to purchase the film, that offer must be approved by the preferred shareholders prior to a sale.

22.	If the holders of the preferred shares would not have the rights to all the assets in a bankruptcy or liquidation subject only to prior rights of debt holders, then it is unclear why those securities are called Preferred Securities. Please explain to us or revise.

The preferred shareholders would have the rights to all of the remaining assets of API in a bankruptcy or liquidation, subject to the rights of debt holders, up to the point they receive their entire investment, plus the preferred return. Only after that point would the common shareholders receive any cash. This describes the preference related to the preferred shares. In the event the film is sold (and API subsequently liquidated), the preferred shareholders are paid in accordance with the definition of Distributable Cash. The common shareholders would only receive Distributable Cash after the preferred shareholders received Distributable Cash in an amount satisfying their entire investment, plus the preferred return. After that, Distributable Cash would be split 50%/50% between the common and preferred shareholders.

Economic Rights, page 3

23.	Please define “distributable cash.”

“Distributable Cash” means all cash funds derived from and attributable to the operations of API, including the sale of the Film and proceeds of insurance to compensate for covered losses, less the sum of: (a) debt service; (b) current operating expenditures; (c) capital improvements and replacements; and (d) a reasonable reserve for the operation of the business or winding up of API, as determined by the Board of Directors.

Page 5 / 11

The Offering, page 4

24.	Please explain to us why no investor may purchase more than 250 Series A Preferred Shares in this offering.

Our model is based on a large number of people having the ability to invest. Limiting the maximum purchase to 250 Series A Preferred Shares aligns with that strategy.

Risk Factors, page 5

General

25.	Please add risk factors to discuss the following risks: you have net losses, your auditors have issued a going concern opinion, and you may not be able to absorb the cost of being a public company.

The risk factors have been revised accordingly. Please see risk factors #1 and #2.

26.	Please add a risk factor in which you discuss the possibility that investors will undergo substantial dilution and loss of control in the event you need to obtain additional financing to complete the film.

We have revised risk factor #12 to discuss the possibility of dilution and loss of control.

27.	Please clarify what you mean by “adequate” return.

The phrase “adequate return” has been removed, since it was not necessary.

28.	Please revise to state that prospective investors are “encouraged” to consult with their own legal and financial advisors, as opposed to “should.”

The revision has been made accordingly.

29.	Please clarify what you mean by the “issuance of this offering.”

The statement has been revised to “submission of this Registration Statement to the Securities and Exchange Commission and the securities regulatory agencies of the states in which we plan to file an application for the registration of these securities.”

API has no operating history, it is a new business and there is no assurance that API will ever earn revenue, page 5

30.	We note that here and throughout your filing you discuss the “monetization” of the film, yet we are unclear how you intend to monetize the film and pay cash distributions to investors other than by sale of the film to a distributor. Please clarify what you mean by “monetized” and revise your filing to specifically outline the ways in which you intend to generate revenue and distribute cash to investors after you complete the film.

Page 6 / 11

Instances of the word monetize, as they relate to these securities, have either been removed or changed to “sell” or “sold” as appropriate. We have also clarified how Distributable Cash is distributed upon liquidation of API.

There is no public market for securities and the transferability of the Series A Preferred Shares is restricted, page 6

31.	We note that you state that API may be liquidated “in less than one year.” Please clarify here and on page 17 of your filing when you believe that API may be liquidated. In addition, this statement appears inconsistent with disclosure elsewhere in your filing in which you state that you may not be able to realize a profit until “many months” after the film is completed. Please reconcile or advise.

We have made the clarification that the film is not likely to be sold until after it has been produced. We have removed the phrase “many months”, because it is not possible to know how long, if at all, it will take to sell the film.

Promoter's Intangible Asset Contribution, page 10

32.	We note that you have given an overview of attorney’s hourly billing rates in the Seattle area. Please clarify the hourly rate that the promoters have “billed” the company for each of the services listed in the chart of page 11.

We have revised the registration statement to include a table reflecting the hourly rate that we “billed” the company for each of the services listed in the chart. We note your use of quotation marks around the word billed and assume that you are aware that these services are not being paid for by the preferred shareholders and that the amounts discussed in this section are not recoverable by the officers of API.

Plan of Distribution, page 12

33.	We note your disclosure regarding your intent to offer and sell your securities on your website and your intent to solicit investors using adwords, email solicitation, link optimization, and search engines. Please explain in greater detail each method of advertising that you intend to use to solicit investors. In addition, for each method of advertising, provide the Staff with a detailed analysis of how the method will meet the requirements of Section 10 and Section 5 of the Securities Act, Rule 164 under the Securities Act, and Rule 433 of Regulation C. Please address in your response an acknowledgment that as an ineligible issuer, except for descriptions of terms of your securities, you cannot use free writing prospectuses.

Adwords and Link Optimization: These are the activities by which we will associate various search terms (terms searched for in Google’s and Yahoo’s search engines) with links to our webpage. For example, if we owned the search term “independent film investing” and someone typed that phrase into Google or Yahoo, a sponsored link would appear on the right side of the search results page. That link would be accompanied by some text (which would have been filed with the SEC as required) simply telling people where the link points (“Buy $10 shares in Audience Productions, Inc., the company producing “Lydia Slotnick Unplugged” and become an owner of an independent film.”). Following the link would take one immediately to our homepage where the prospectus would be available for viewing or downloading. It is important to understand that no advertising of any kind will occur until the registration statement has been declared effective by the SEC and any applicable state jurisdictions. “Google Adwords” is the name of the service provided by Google (Yahoo calls their

Page 7 / 11

service “Yahoo Search Marketing”), link optimization refers to the systems used by both Google and Yahoo to allow customers to optimize search terms (via online bidding) based on competition from other would-be owners of those terms. Search engines (as a way to advertise) refers to both of the aforementioned systems. Not only will all search terms and their associated phrases be filed with the SEC as required, but none will violate, (i) Section 10 of the Securities Act (since we will have a final registration statement meeting the requirements therein), (ii) Section 5 of the Securities Act (since advertising will not be used until the registration statement has been declared effective), or (iii) Rule 164 of the Securities Act or Rule 433 of Regulation C (because, as an ineligible issuer, we are not permitted to use Free Writing Prospectuses). After our registration statement has been declared effective, all communications will be preceded or accompanied by a final prospectus meeting the requirements of Section 10. Therefore, such communications would not be considered Free Writing Prospectuses. Our home page, where prospective investors will have access to the prospectus, will be “one click” away from the Google or Yahoo results pages discussed above. The manner in which we will communicate with prospective investors and provide access to our prospectus is in compliance with SEC Release No. 33-7233, October 6, 1995 (specifically, Section II “Use of Electronic Media”, sub-section B “Guidance Regarding Electronic Delivery”) and SEC Release Nos. 33-7856, 34-42728, April 28, 2000 (specifically, Section II “Interpretive Guidance”, sub-section A(4) “Clarification of the “Envelope Theory”).

Email Solicitations: From time to time, we may rent or purchase lists of email addresses of persons who may be interested in our offering. We will then email some or all of these people informing them that $10 shares are available in the company. We will also tell them about our company and the offering and include a link to our website. Again, this form of advertising will not commence until our registration statement has been declared effective and we will file all such communication with the SEC as required. As with Adwords, these emails will not violate Section 10, Section 5, Rule 164, nor Rule 433 of Regulation C, since a registration statement meeting the requirements of Section 10 will have been declared effective. As such, these communications will not amount to Free Writing Prospectuses, since they will not be sent until our prospectus has been declared effective and will contain a link to our home page where the accompanying prospectus may be accessed. As above, the manner in which we will communicate with prospective investors and provide access to our prospectus is in compliance with SEC Release No. 33-7233, October 6, 1995 (specifically, Section II “Use of Electronic Media”, sub-section B “Guidance Regarding Electronic Delivery”) and SEC Release Nos. 33-7856 and 34-42728, April 28, 2000 (specifically, Section II “Interpretive Guidance”, sub-section A(4) “Clarification of the “Envelope Theory”).

Description of Securities to be Registered, page 14

Economic Rights, page 16

34.	We note your example of how cash will be distributed to shareholders if API sells the film, yet we are unclear how shareholders will realize a return on their investment if you do not sell the film to a distributor. Please substantially revise this section, the “Series A Preferred Share Ownership” section on page 24, and the “Cash Flow” section on page 36 to address the following:
– Whether you have any obligation to pay cash received by the company to shareholders and the anticipated timing of such distributions;
– How you will pay cash to shareholders if you realize profits from the film other than via an outright sale of the film to distributors;
– How “cash distributions” differ from dividends, which are rights typically associated with preferred stock; and
– The effect that your need for additional funding to complete the film could have on your ability to pay cash distributions to shareholders.

Page 8 / 11

–   The sections have been revised to state that upon the liquidation or winding up of API, we are obligated to pay Distributable Cash, if any, to the Series A Preferred Shareholders in a commercially reasonable period of time.

–   We state that upon liquidation of the company we will pay Distributable Cash to the Series A Preferred Shareholders. No payment of Distributable Cash will be made until the company is liquidated.

–   Section 23B.06.400 of the Washington Corporate Code characterizes payments to shareholders as “distributions”. If we are selling the film, disbursing all cash (except for a dissolution/winding-up reserve), and then dissolving and winding-up API, such a distribution would be properly characterized as a “liquidating distribution”. If API were to continue to exist beyond the sale of the film, then such a distribution would be properly characterized as a “dividend.”

–   We have revised the section accordingly.

Interests of Named Experts and Counsel, page 17

35.	Please reconcile for us the statement that your counsel was not hired on a contingent basis and the financial statement disclosure that you owe him $82,000 and have assets of less than $2,000.

API is required to pay the $82,000 cost for the legal services. The source of funds for this obligation is expected to be the offering proceeds, however, in the event that the offering proceeds are not raised, API’s obligation to pay still remains and will be satisfied by the promoters. Therefore, counsel was not hired on a contingent basis.

Business, page 25

36.	You state that “upon the offering being declared effective, API will promptly be able to solicit investors and process investor payments.” Please tell us what you mean by “promptly.” In this regard, we note that you state earlier in your filing that your offering period will commence upon effectiveness.

The term “promptly” has been removed since the offering period will commence upon effectiveness.

“Lydia Slotnick Unplugged” Synopsis, page 27

37.	Please briefly disclose whether Mr. Craft and Mr. Zam have had written other screenplays and the success of these endeavors.

Mr. Craft has not written other screenplays. Mr. Zam has written other screenplays and this section has been revised accordingly.

Investment Analysis, page 31

38.	Please add a risk factor for the risk that since “investors can help choose” how scenes should be shot the screenplay may not be a guide to the actual film and should not be relied upon in making an investment decision.

Page 9 / 11

While we understand the basis of this comment, the investors will only be involved in helping choose alternate scene sequences built into the production of the film. For example, should the car in the chase be black or red? Should the accident happen in an alley or an intersection? Scripts do not show this level of detail and the contemplated investor input is not designed to impact the integrity of the story. Throughout the production process, as we have disclosed, certain changes may be made to the script regarding the plot, characters, shooting locations, and music. However, it would not be accurate to say that the script cannot be relied upon as a guide to the actual film because of investor input.

Overview of Motion Picture Industry, page 31

39.	Please add a section providing an overview of the $8 million per picture industry: how many feature length films in this category were made last year and, if known, how many were profitable. Where are films like the one you contemplate distributed?

We have disclosed the relevant data about the motion picture industry to the extent we are able. There are no available data specifically splitting out the $8 million per picture industry. Furthermore, most films are created as private enterprises and the budgets are not publicly available. Therefore, in most cases it is not possible to know whether a particular film was profitable. Films of all types are distributed nationally and internationally; success primarily depends on whether a film is purchased by a distributor, how motivated the distributor is in promoting that particular film, and acceptance by the audience.

Cash Flow, page 36

40.	Please revise this section to disclose how you will distribute cash to shareholders if you receive revenues from the film in any of the ways contemplated by this section.

This section is meant to give an overview of how the motion picture industry generally operates. We have revised the section to focus on the manner in which we anticipate our project earning revenue, if ever. The section also states that the information provided is a synopsis of revenue patterns based on typical industry activities and not made to represent the revenue anticipated for our film. Furthermore, we have provided examples, within the registration statement, regarding how distributions of cash would occur in the event there were sales both exceeding and falling short of the film’s cost.

Competition, page 38

41.	Please remove all references to major film studios, as you do not appear to be in a position to compete with those studios.

The major film studios acquire and distribute independent films as well and we have now clarified this point. As such, these studios are potential competitors of ours and we believe that this point should be disclosed. At any given time, a film produced by a small, private company competes with a variety of other films, some of which may have been produced by large production companies, such as Sony or Disney.

Page 10 / 11

Management Compensation, page 47

42.	Please revise to clarify how it will be determined when each of the production management fees has been reached. Will the Officers decide themselves or will an independent third party or a representative of the Preferred Shareholders?

This section has been revised to reflect that Eugene Mazzola, our producer and the President of Bridge Productions, Inc., shall determine when each production milestone has been met, and only then will the production management fee payments be distributed to the officers.

Production Management Fee Payment Schedule, page 48

43.	Please disclose the basis for the amount paid to each officer for production management.

The disclosure has been made accordingly.

Exhibits, page II-2

44.	Please file the screenplay as an appendix with the next amendment.

The screenplay has been moved from an exhibit to an appendix.

Signatures, page II-5

45.	Your registration statement must be signed by your principal executive officer in his individual capacity. In addition, your registration statement must be signed by either your controller or your principal accounting officer. Please revise accordingly.

The signatures section has been revised accordingly.

* * * *

If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.

Page 11 / 11